SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6)
NYSE (ELP, ELPC)
LATIBEX (XCOP, XCOPO)

Changes in the Executive Board

New CFO and New Director of Regulation and Market

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that, on this date, the Board of Directors elected Mr. Felipe Gutterres, as Director of Finance and Investor Relations (“CFO”) of the Company, and Mr. André Luiz Gomes da Silva, as Director of Regulation and Market. Both hires were carried out through a selection process conducted by specialized consultancies in assessment, under the supervision of the People Committee.

About the new CFO

Felipe Gutterres has a degree in Economic Sciences from the Federal University of Rio de Janeiro (UFRJ), with specializations from COPPEAD – UFRJ, Harvard Business School and Fundação Dom Cabral. He has a solid professional trajectory in national and international companies, with extensive experience in corporate finance, leadership, business development and sustainability, complex negotiations, corporate innovation, operational risk management and investor relations, with a recognized track record in large companies in the Infrastructure, Logistics, Oil and Gas and Technology such as Wilson Sons, Sistac, Shell and Fintech Arara.io.

Mr. Gutterres replaces Mr. Adriano Rudek de Moura, who held the position since May 2017, contributing significantly to the growth and strengthening of Copel. The Company thanks Mr. Moura for his dedication and the excellent work carried out over the years.

About the new Director of Regulation and Market

André Gomes has a degree in Electrical Engineering from the Federal University of Engineering of Itajubá (UNIFEI), a certified management advisor CCA IBGC and a master's degree in Economics from the Brazilian Institute of Education, Development and Research (IDP). With more than 24 years of experience in the electricity sector, he held leadership positions in bodies and companies such as CPFL Energia, AES Brasil and the National Electric Energy Agency (ANEEL), being responsible for regulatory, strategic and institutional matters, standing out in conducting distribution and transmission tariff adjustment and review processes and leading the CEEE-T post-privatization management process. His last position held was President of CPFL Transmissão.

Curitiba, July 01, 2024.

Felipe Gutterres

Director of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 1, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.